February 28, 2006
Securities and Exchange Commission
Washington, DC  20549
Ladies and Gentlemen:

We were previously independent registered public accountants for the First Eagle Overseas Variable Fund (the "Fund") and, under the date of February 22, 2006, we reported on the financial statements and financial highlights of the Fund as of December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On January 30, 2006, our appointment as independent registered public accountants was terminated. We have read the Fund's statements included under Item 77K of Form N-SAR dated February 28, 2006, and we agree with such statements.




Very truly yours,

KPMG LLP